AZ. CORP. COMMISSION
FOR THE STATE OF AZ.
FILED

SEP 4 9 27 AM '92

APPR D. Lemmsky
DATE APPR 9-4-92
TERM
DATE TIME

ARTICLES OF INCORPORATION

OF

ARX ENGINEERING INC.

ARTICLE I

The name of the corporation is ARX Engineering Inc. 527136

ARTICLE II

This corporation is organized for the purpose of transacting any and all lawful business for which corporations may be incorporated under the laws of the State of Arizona, as such laws may be amended from time to time.

ARTICLE III

The corporation initially intends to conduct the business of minerals consulting, construction and engineering.

ARTICLE IV

The corporation shall have the authority to issue One Thousand (1000) shares of common stock with a par value of One Dollar ($1.00) per share. The capital stock, after the amount or value of the subscription price has been received by the corporation, shall not be subject to assessment to pay the debts of the corporation.

ARTICLE V

The name and address of the initial statutory agent of the corporation is H.R. Shipes, 6245 E. Broadway, Suite 350, Tucson, Arizona 85711.

ARTICLE VI

The known place of business of the corporation in Arizona shall be in Tucson, Pima County Arizona, the address of which shall be 6245 E. Broadway, Suite 350, Tucson, AZ 85711. The corporation shall maintain its principal office and other offices at such locations as its directors may designate, within or

outside the State of Arizona. Meetings of shareholders may be held outside the State of Arizona and the books and records of the corporation may be maintained within or outside the State of Arizona at such place or places as may be designated from time to time by the board of directors.

ARTICLE VII

The governing board of this corporation shall be known as the board of directors. The initial board of directors shall consist of two directors. The persons who shall serve as the initial directors until the first annual meeting of the shareholder or until their successors are elected and qualified shall be: H.R. Shipes, 6245 E. Broadway, Suite 350, Tucson, AZ 85711 and John A. McKinney, 6245 E. Broadway, Suite 350, Tucson AZ 85711. The number of directors may from time to time be increased and may thereafter be decreased to no less than two, all in such manner as shall be provided by the by-laws of the corporation.

ARTICLE VIII

The incorporators of the corporation are Janice Hogan, 6985 N. Oracle Road, Tucson, AZ 85704 and E.L. Smith, 6975 N. Oracle Road, Tucson AZ 85704.

ARTICLE IX

The officers of the corporation shall be a president, a treasurer and a secretary and such other officers as the board of directors may provide. One individual may hold more than one office except that a single individual shall not simultaneously hold the offices of both president and secretary. An officer need not be a director nor a shareholder of the corporation.

ARTICLE X

The duration of the corporation shall be perpetual.

ARTICLE XI

The corporation shall indemnify its directors and officers acting on its behalf or at its request against expenses and fees actually and reasonably incurred by such directors and officers in defending any suits, administrative actions or other claims brought against any such individual director or officer to the maximum extent permitted pursuant to the corporation laws of the State of Arizona.

IN WITNESS WHEREOF, the incorporators have executed these Articles of Incorporation this 4th day of September, 1992.

Janice Hogan

E.L. Smith

Janice Hogan

E.L. Smith